Exhibit 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months Ended		Year Ended December 31,
	March 31, 2016		2015		2014		2013		2012	2011
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$31,742		$117,932		$117,337		$118,880		$125,379	$122,998
Amortization of debt premium, discount, and expenses	972		3,575		4,194		3,716		4,023	3,695
Estimated interest factor of lease rental charges	687		3,298		4,686		5,847		5,585	6,665
Preferred dividend requirements of subsidiary	200		784		809		800		769	864
Total Fixed Charges	$33,601		$125,589		$127,026		$129,243		$135,756	$134,222

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$21,122		$46,153		$200,647		$175,069		$175,035	$321,469
Fixed charges as above	33,601		125,589		127,026		129,243		135,756	134,222
Interest capitalized	(1,999)		(9,753)		(6,256)		(5,209)		(5,432)	(2,697)
Non-controlling interest in earnings of Valencia	(3,287)		(14,910)		(14,127)		(14,521)		(14,050)	(14,047)
Preferred dividend requirements of subsidiary	(200)		(784)		(809)		(800)		(769)	(864)
Earnings Available for Fixed Charges	$49,237		$146,295		$306,481		$283,782		$290,540	$438,083

Ratio of Earnings to Fixed Charges	1.47	[1]	1.16	[2]	2.41	[3]	2.20	[3]	2.14	3.26	[4]

1 Earnings from continuing operations before income taxes and non-controlling interest for the three months ended March 31, 2016 includes a pre-tax loss of $0.8 million due to the write-off of regulatory disallowances and restructuring costs at PNM. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 1.49.

[2]  Earnings from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2015 includes a pre-tax loss of $167.5 million due to the write-off of regulatory disallowances and restructuring costs at PNM. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.50 for 2015.

[3]  Earnings from continuing operations before income taxes and non-controlling interest for the years ended December 31, 2014 and December 31, 2013 includes pre-tax loss of $1.1 million and $12.2 million due to the write-off of regulatory disallowances at PNM. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 2.42 for 2014 and 2.29 for 2013.

[4]  Earnings from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes pre-tax losses of $21.4 million due to the write-off of regulatory disallowances at PNM and TNMP. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 3.42. In addition, 2011 includes a pre-tax gain on the sale of First Choice of $174.9 million. If that gain were also excluded, the Ratio of Earnings to Fixed Charges would have been 1.96.